BIMIZCI Nominates Three Directors at Medallion Financial

globenewswire.com/news-release/2026/05/14/3295063/0/en/bimizci-nominates-three-directors-at-medallion-financial-corp-cites-deteriorating-performance-governance-failures-and-federal-securities-judgment.html

Concerned Stakeholder of Medallion Financial   May 14, 2026

- BIMIZCI filed its definitive proxy statement on May 8th, 2026 and launched the "Restore the Shine" campaign to replace 3 directors at Medallion Financial
- Go to the updated campaign website at www.restoretheshine.com
- BIMIZCI is the fourth-largest institutional stockholder in Medallion, has been invested for more than five years, and owns 424,769 common shares and $15 million par value of trust preferred securities as of May 12, 2026
- Governance concerns at MFIN are serious, including a CEO permanently enjoined by a federal court for securities law violations in 2025 who was promoted and then paid a $4.6 million bonus that year, five of eight directors that will soon be over 80 with two of them over 85, family ties among three of eight directors, and average board and subsidiary tenure of approximately 18 years
- Medallion's performance has been declining with 1Q26 quarterly earnings the lowest since 3Q20, analyst consensus projecting a 36% decline in 2026 estimated earnings versus 2025 actuals, and stock returns materially trailing its peer group and the Russell 2000 under the current board
- Valuation multiples, specifically Price/Tangible Book Value and Price/Earnings are significantly below peers and the Russell 2000
- Credit quality has deteriorated, with consumer loan charge-offs at 15-year highs, 20% of the commercial loan portfolio non-performing at FYE25, and a $73.5 million SBA loan default at a subsidiary citing the lack of a "qualified management team"
- Despite downward trends, Medallion management received $13 million in compensation in 2025 (the second highest annual compensation in company history)
- BIMIZCI's three independent director nominees bring directly relevant public-board experience across banking, regulation, frontier technology, corporate governance, and risk management (bios at https://restoretheshine.com/directors)
- **Stockholders of record as of April 13, 2026 are urged to vote the BLUE proxy card before the annual meeting on June 9, 2026 (instructions at https://restoretheshine.com/vote)**
- Stockholders that have since sold still retain their right to vote and prior voters can change their vote, with only the most recent vote counting

Governance concerns include a CEO permanently enjoined by a federal court for securities law violations who was promoted then paid a $4.6 million bonus

MINNEAPOLIS, May 14, 2026 (GLOBE NEWSWIRE) -- BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC and Stephen Hodges (collectively "BIMIZCI", "We", "Our") believe Medallion Financial Corp. ("Medallion", "MFIN", the "Company") is undervalued and is being held back by a board and leadership team who are not putting stockholders first.

With your support, we can change Medallion and unlock its potential. Given the rapid pace of technology-driven change happening in consumer finance, we do not believe Medallion's current board has the right people necessary to create value for stockholders. The board has five of 8 directors who will soon be older than 80, with two of them over 85; three of 8 directors are Murstein family; and the average director tenure on the board of Medallion or its subsidiary is 18 years.

We are asking all Medallion stockholders who owned shares as of April 13, 2026, to vote FOR our three exceptional board nominees (bios at https://restoretheshine.com/directors). Votes must be cast before the Company's annual meeting on June 9, 2026. **Even if you have since sold your shares, your vote will count. If you have already voted, you can still vote for our candidates, and only your most recent vote will count. Voting instructions can be found at https://restoretheshine.com/vote.**

BIMIZCI is the 4th largest institutional stockholder in Medallion (Source: S&P Capital IQ) and owns 424,769 shares as of May 12, 2026. We also own $15 million par value in trust preferred securities issued by the Company. We have invested $10.63 million (in cash) in Medallion securities and have been invested for over 5 years. We acquired the preferred securities in February 2021 based on the Company's then-most recent quarterly earnings report (3Q20). Medallion had experienced its worst year-to-date loss in its history through three quarters, with the stock trading at $2.67 when earnings were announced. We saw the potential then, and with the right common-sense changes, we see the tremendous potential now.

BIMIZCI's principal has partnered with over 120 lenders and banks for 16 years. With the exception of Medallion, he has never publicly criticized a company he has invested in. But after years of trying, and failing, to constructively work with Medallion to make them a more valuable enterprise, we were left with no choice but to be an activist.

Overshadowing all of this is the Securities and Exchange Commission lawsuit, the monetary penalty, and entry of Final Judgment against Medallion and its current CEO, Andrew Murstein. The Final Judgment was entered May 30, 2025, under which Mr. Murstein consented to permanent injunctions against violations of federal securities laws, paid a $1 million penalty and stipulated that the SEC's allegations against him are true for purposes of nondischargeability in bankruptcy. Yet 5 months after the Judgment, the Board promoted Mr. Murstein to CEO and paid him a $4.6 million bonus in 2025. The Final Judgment is not trivial. **It has produced concrete conflicts** that include Medallion's CEO directing efforts to secure votes while permanently enjoined by a federal court for securities fraud, and a $3.4 million penalty the Company and its stockholders would have been forced to pay Alvin Murstein had the Board failed to renominate him in 2026.

We have thoughtfully recruited director candidates with significant experience on public boards and in areas such as frontier technology, banking, regulation, corporate governance, and risk management. We aim to mend and strengthen regulatory relationships. In our view, we have assembled the right people for this pivotal moment for Medallion and the broader finance sector.

Stay updated at www.restoretheshine.com.

About BIMIZCI Fund LLC

BIMIZCI Fund LLC is managed by ZimCal Asset Management LLC ("ZimCal"). Warnke is managed by BIMIZCI Fund LLC which in turn is managed by ZimCal. ZimCal is managed by Stephen Hodges. ZimCal is an alternative investment firm focused on niche, illiquid and complex credit investment opportunities. ZimCal partners with both healthy and distressed borrowers or issuers, and provides customized solutions that meet their unique needs and circumstances. Based on a diluted share count of 23,864,438 shares provided by the Company as of April 29, 2026, BIMIZCI's percentage ownership stake is 1.83% as of the date of this release. See https://restoretheshine.com/about for more details.

Important Information

BIMZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, John Kiernan, Eric Kelly and Tim Shanahan, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). BIMIZCI is sending a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters. Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by BIMIZCI with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov or at https://restoretheshine.com/materials. Stockholders may also direct a request to BIMIZCI's proxy solicitor, Sodali & Co LLC, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing zimcal@info.sodali.com.

Participants in Solicitation
The following persons are participants in the solicitation by BIMIZCI: BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, John Kiernan, Eric Kelly and Tim Shanahan.

The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by BIMIZCI.

Important Information and Disclaimer

BIMIZCI Fund LLC and its affiliates ZimCal Asset Management LLC, Warnke Investments LLC (collectively, "BIMIZCI" or "we"), are, directly or indirectly, owners of securities of Medallion Financial Corp. (the "Company"). BIMIZCI currently beneficially owns shares of common stock and trust preferred securities. You should assume that BIMIZCI may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. We are currently engaged in the solicitation of proxies from stockholders of the Company. BIMIZCI intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and Board. As BIMIZCI deems necessary, BIMIZCI will assert its stockholder rights. Except as otherwise set forth herein, the views expressed reflect BIMIZCI's opinions and are based on publicly available information with respect to the Company. We recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with our conclusions. BIMIZCI reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. We disclaim any obligation to update the information or opinions contained herein. The information herein is being provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.